Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202
November 2, 2006
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549
Re:	Federated Department Stores, Inc. (Registration Statement on Form S-3 (File No. 333-69682)) Form RW — Application for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Federated Department Stores, Inc. (“Federated”) hereby requests withdrawal of its Registration Statement on Form S-3 (File No. 333-69682), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2001.
     Federated requests this withdrawal because Federated and its wholly-owned subsidiary Federated Retail Holdings, Inc. intend to file an automatically effective shelf registration statement on Form S-3 to replace the Registration Statement.
     We note that no securities were sold pursuant to the Registration Statement.

Sincerely, FEDERATED DEPARTMENT STORES, INC.
By:	/s/ Dennis J. Broderick
Dennis J. Broderick
Senior Vice President, General Counsel and Secretary